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                                                                    Exhibit 99.1

CELESTICA TO ACQUIRE PRIMETECH

         TORONTO, ON and KIRKLAND, QC, May 31 /CNW/ - Celestica Inc. (NYSE, TSE:
CLS), a world leader in electronics manufacturing services (EMS), today announced that it has entered into an agreement with Primetech Electronics Inc. (TSE: PME) that provides for the acquisition by Celestica of all of the outstanding shares of Primetech, an electronics manufacturing services provider based in Kirkland, Quebec.

         Under the transaction, each outstanding common share of Primetech will be exchanged for 0.22 subordinate voting shares of Celestica. The share exchange ratio will be adjusted to ensure that the value of the consideration received for each Primetech common share (based on the 20-day volume weighted average trading price of the subordinate voting shares of Celestica determined five business days prior to the completion of the transaction) will be not less than Cdn.$15 and not more than Cdn.$20. Primetech has approximately 15.5 million shares outstanding. The total transaction value, including consideration for shares, stock options and assumption of debt, is approximately Cdn.$265 million.

         The transaction, which has been approved by the boards of directors of Primetech and Celestica, is subject to Primetech shareholder and court approvals. Certain shareholders of Primetech, including John McAllister and the estate of Tim Casey, who collectively own in aggregate approximately 62% of the outstanding shares of Primetech, have entered into agreements to vote their shares in favour of the transaction, which will be effected through a plan of arrangement. The board of directors of Primetech has received an opinion from CIBC World Markets Inc. to the effect that the consideration to be received pursuant to the transaction is fair from a financial point of view, to the holders of common shares of Primetech.

         "The acquisition of Primetech provides Celestica with additional high complexity manufacturing capability and also expands its global customer base," said Eugene Polistuk, chairman and CEO, Celestica. "Furthermore, Primetech is an established company with a highly capable and experienced management team. This team will add to Celestica's overall management strength."

         "This agreement is in the best interests of Primetech's shareholders, customers and employees. Primetech customers will have access to a leading, global EMS company with tremendous depth and breadth of technical skills and capabilities," said John McAllister, president and CEO, Primetech. "The management team and I are very excited to join Celestica and we fully support the transaction. We share Celestica's vision and commitment to building a global leader in the industry, competitively differentiated through quality, technology and supply chain excellence. This will enable us to provide our customers with enhanced global manufacturing solutions."

    About Celestica
    ---------------
    Celestica is a world leader in electronics manufacturing services (EMS) for industry leading original equipment manufacturers (OEMs), primarily in the computer and communications sectors. With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range of services including


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design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service.

          For further information on Celestica, visit its website at HTTP://WWW.CELESTICA.COM. The company's security filings can also be accessed at HTTP://WWW.SEDAR.COM and HTTP://WWW.SEC.GOV


         About Primetech
         ---------------
         Primetech provides electronics manufacturing services (EMS) to original equipment manufacturers (OEMs) in the computer and telecommunications industries. Primetech provides services including design, prototyping, product manufacturing, sub-system and full-system integration, testing and distribution. It also offers new product introduction (NPI) processes and advanced materials management.

         Celestica Safe Harbour and Fair Disclosure Statement
         ----------------------------------------------------
         Statements contained in this press release which are not historical facts are forward-looking statements which involve risk and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Among the key factors that could cause such differences are: the level of overall growth in the electronics manufacturing services (EMS) industry: variability of operating results among periods; dependence on the computer and communications industries; dependence on a limited number of customers; and the ability to manage expansion, consolidation and the integration of acquired businesses. These and other factors are discussed in the Company's various public filings at HTTP://WWW.SEDAR.COM and HTTP://WWW.SEC.GOV

         In the Company's best judgement, the events noted in this press release on a stand-alone basis are not expected to be material to Celestica's overall financial results.


For further information: Celestica Contact: Laurie Flanagan, Corporate Communications, (416) 448-2200, MEDIA@CELESTICA.COM; Primetech Contact: David Brown, Vice President, Finance, (514) 693-1030, DAVID.BROWN@PRIMETECH.CA; To request a free copy of this organization's annual report, please go to WWW.NEWSWIRE.CA and click on reports@cnw.